Registration No. 333-198160

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST EFFECTIVE AMENDMENT NO. 2

TO

FORM F-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BCE INC.

(Exact Name of Registrant as Specified in Its Charter)

CANADA	4813	26-2663280
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

1, carrefour Alexander-Graham-Bell

Building A, 8th Floor

Verdun, Québec

Canada H3E 3B3

(514) 870-8777

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Puglisi & Associates, 850 Library Ave, Newark Delaware 19711, (302) 738-6680

(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent for Service in the United States)

Copies to:

Michel Lalande Corporate Secretary BCE Inc. 1, carrefour Alexander-Graham-Bell Building A, 7th Floor Verdun, Québec Canada H3E 3B3	Donald R. Crawshaw Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement, as amended, becomes effective.

This amendment to Registration Statement shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☐

EXPLANATORY NOTE

The Registrant hereby amends its Registration Statement on Form F-8 (Commission File No. 333-198160) to include the Notice of Compulsory Acquisition (the “Notice of Compulsory Acquisition”), dated October 10, 2014.

The Registrant previously paid a registration fee of $38,160.91 for the registration of 7,467,313 of its common shares, which amount represents the maximum number of the Registrant’s common shares issuable to U.S. holders upon consummation of the offer (the “Offer”) for all of the issued and outstanding common shares of Bell Aliant Inc. (“Bell Aliant”) and the subsequent compulsory acquisition (the “Compulsory Acquisition”) of non-tendered common shares of Bell Aliant on the terms and as described herein.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

1.	Home Jurisdiction Document.

Offer and Circular, dated August 14, 2014 (the “Offer and Circular”).*

Notice of Extension, dated September 22, 2014 (the “Notice of Extension”).*

Notice of Compulsory Acquisition.

2.	Informational Legends.

See page (i) (continuation of cover page) of the Offer and Circular dated August 14, 2014.*

See page (iii) of the Notice of Extension.*

See pages 4-5 of the Notice of Compulsory Acquisition.

3.	Incorporation of Certain Information by Reference.

As required by this Item, the Offer and Circular provides that copies of the documents incorporated by reference may be obtained on request without charge from the Secretary of the Registrant at BCE Inc., 1, carrefour Alexander-Graham-Bell, Building A, 7th Floor, Verdun, Québec, Canada, H3E 3B3 or by telephone at (514) 786-8424.

4.	List of Documents Filed with the Commission.

See the heading “Documents Filed with the SEC as Part of the Registration Statement” in the Offer and Circular.*

In addition, the Letter of Transmittal relating to the Compulsory Acquisition is filed herewith as Exhibit 1.5.

References to web addresses in the Offer and Circular, Notice of Extension and Notice of Compulsory Acquisition are included as inactive textual references only. Except as specifically incorporated by reference into the Offer and Circular, Notice of Extension or the Notice of Compulsory Acquisition, information on these websites is not part of the Offer and Circular, Notice of Extension, Notice of Compulsory Acquisition or this Registration Statement.

*	Previously filed.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, lawyer or other professional advisor.

If you have questions, please contact CST Phoenix Advisors, our information agent, by telephone at 1-866-822-1244 (Toll Free in North America) or 1-201-806-7301 (Collect Outside North America) or by email at inquiries@phoenixadvisorscst.com.

The transactions described in this document have not been approved by any securities regulatory authority nor has any securities regulatory authority expressed an opinion about the fairness or merits of such transactions, the securities offered pursuant to such transactions or the adequacy of the information contained in this document. Any representation to the contrary is an offence. Remaining Shareholders in the United States should read the Notice to Remaining Shareholders in the United States on page 4 of this Notice of Compulsory Acquisition.

October 10, 2014

NOTICE OF COMPULSORY ACQUISITION

TO:	THE HOLDERS OF COMMON SHARES OF BELL ALIANT INC.

BCE Inc. (the “Offeror”) made an offer (the “Offer”) pursuant to an offer and accompanying circular dated August 14, 2014, as amended by a notice of extension dated September 22, 2014 (collectively, the “Offer and Circular”), to purchase, upon the terms and subject to the conditions described therein, all of the issued and outstanding common shares (“Common Shares”) of Bell Aliant Inc., other than Common Shares held by BCE Inc. and its Affiliates, on a per share basis of, at the election of each holder of Common Shares: (a) $31.00 in cash, subject to pro-ration (the “Cash Alternative”); (b) 0.6371 of an Offeror Common Share, subject to pro-ration (the “Share Alternative”); or (c) $7.75 in cash and 0.4778 of an Offeror Common Share (the “Cash and Share Alternative”).

The Offer expired at 5:00 p.m. (Eastern Time) on October 2, 2014. Common Shareholders holding more than 90% of the outstanding Common Shares on the date of the Offer, other than Common Shares held by or on behalf of the Offeror and its Affiliates, accepted the Offer. The Offeror has taken up and paid for all Common Shares validly deposited under the Offer. As a result, the Offeror (together with its Affiliates) now owns approximately 215,818,840 Common Shares, representing approximately 94.73% of the outstanding Common Shares.

The Offeror hereby gives you notice of the exercise of its right (the “Compulsory Acquisition”) under section 206(2) of the Canada Business Corporations Act (the “CBCA”) to acquire all Common Shares not acquired by it under the Offer (the “Remaining Shares”).

Pursuant to subsection 206(3)(c) of the CBCA, each holder of Remaining Shares (a “Remaining Shareholder” or “you”) is required to elect to:

(a)	transfer his, her or its Remaining Shares to the Offeror, at the Remaining Shareholder’s option, for: (i) the Cash Alternative; (ii) the Share Alternative; or (iii) the Cash and Share Alternative, and otherwise on the same terms on which the Offeror acquired the Common Shares from the Common Shareholders who accepted the Offer subject in the case of the Cash Alternative and Share Alternative to pro-ration as described in Section 12 of the Offer, “Pro-Rationing Under the Offer”; or

(b)	demand payment of the fair value of his, her or its Remaining Shares in accordance with subsections 206(9) to (18) of the CBCA by notifying the Offeror within 20 days after the Remaining Shareholder receives or is deemed to receive this Notice of Compulsory Acquisition, namely on or before 5:00 p.m. (Eastern time) on November 10, 2014 (the “Final Election Date”).

In no event shall any Remaining Shareholder be entitled to a fractional Offeror Common Share. Where the aggregate number of Offeror Common Shares to be issued to a Remaining Shareholder pursuant to the Compulsory Acquisition would result in a fraction of an Offeror Common Share being issuable (a) the number of Offeror Common Shares to be received by such Remaining Shareholder will be rounded down to the nearest whole Offeror Common Share and (b) in lieu of a fractional Offeror Common Share, such Remaining Shareholder shall receive a cash payment in Canadian dollars (rounded down to the nearest cent) equal to the product of the closing price of the Offeror Common Shares on the Toronto Stock Exchange on the Business Day immediately prior to the date upon which such fraction of an Offeror Common Share would otherwise be issued, multiplied by such fraction of an Offeror Common Share.

Enclosed with this Notice of Compulsory Acquisition is a letter of transmittal and election form (printed on PINK paper) (the “Letter of Transmittal and Election Form”), which, if completed and returned in the enclosed envelope to CST Trust Company (the “Depositary”) at the address set forth below so as to be received on or before 5:00 p.m. (Eastern time) on the Final Election Date, will constitute notice to the Offeror of your election.

If you do not notify the Offeror of your election as indicated above on or before the Final Election Date, or if an election is improperly made, you will be deemed to have elected to transfer your Remaining Shares to the Offeror for the Cash and Share Alternative referred to in (a)(iii) above and you will be deemed to have received such cash consideration and share consideration as consideration for the whole of each Remaining Share.

Capitalized terms used in this Notice of Compulsory Acquisition and not otherwise defined, have the meanings given to such terms in the Offer and Circular, which is available at www.sedar.com.

2

Certain Remaining Shareholders who receive Offeror Common Shares pursuant to the Compulsory Acquisition (whether pursuant to the Share Alternative, the Cash Alternative (in the event of pro-ration), or the Cash and Share Alternative) may be entitled to make a Tax Election to obtain a full or partial tax deferral in respect of a capital gain that may arise on the disposition of Remaining Shares pursuant to the Compulsory Acquisition.

Remaining Shareholders should make reference to Section 25 of the Offer and Circular, “Certain Canadian Federal Income Tax Considerations”, including with respect to the timing and procedures for making any available Tax Election. Remaining Shareholders are urged to consult their own tax advisors for more information regarding the potential tax consequences to them of a disposition of Remaining Shares pursuant to the Compulsory Acquisition.

3

NOTICE TO REMAINING SHAREHOLDERS IN THE UNITED STATES

The Offeror has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-8 and other documents and information concerning the Offer, the Compulsory Acquisition and the proposed acquisition of the Company, and expects to mail this Notice of Compulsory Acquisition to Remaining Shareholders. REMAINING SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER AND CIRCULAR AND NOTICE OF COMPULSORY ACQUISITION AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and Remaining Shareholders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov.

The Offer was made, and the Compulsory Acquisition is being made, for the securities of a Canadian issuer and by a Canadian issuer that was and is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular and this Notice of Compulsory Acquisition, respectively, in accordance with the disclosure requirements of Canada. Remaining Shareholders in the United States should be aware that such requirements are different from those of the United States.

Remaining Shareholders in the United States should be aware that the disposition of their Remaining Shares and the acquisition of Offeror Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences are not described fully herein and such Remaining Shareholders are encouraged to consult their tax advisors. See “Certain Canadian Federal Income Tax Considerations” in Section 25 and “Certain United States Federal Income Tax Considerations” in Section 26 of the Offer and Circular filed with the initial filing of the Offeror’s Registration Statement on Form F-8 on August 14, 2014.

The U.S. federal income tax consequences of a disposition of Remaining Shares pursuant to the Compulsory Acquisition will generally be the same as the U.S. federal income tax consequences described in Section 26 of the Offer and Circular with respect to a disposition of Common Shares pursuant to the Offer, replacing references to “Expiry Date” therein with the date of acquisition of Remaining Shares pursuant to the Compulsory Acquisition. Remaining Shareholders are urged to consult their own tax advisors regarding the potential U.S. tax consequences of the Compulsory Acquisition and of the ownership and disposition of any Offeror Common Shares received pursuant to the Compulsory Acquisition, in light of such Remaining Shareholder’s individual circumstances, as well as the consequences under the tax laws of any state, local or non-U.S. jurisdiction.

The enforcement by Remaining Shareholders of civil liabilities under U.S. federal Securities Laws may be affected adversely by the fact that each of the Offeror and the Company is incorporated under the Laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named in the Offeror’s Registration Statement on Form F-8 may be residents of a foreign country and that all or a substantial portion of the assets of the Offeror and the Company and said persons may be located outside the United States.

4

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS NOTICE OF COMPULSORY ACQUISITION. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Remaining Shareholders should be aware that, prior to the consummation of the Compulsory Acquisition, the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Offeror Common Shares or Remaining Shares, or certain related securities, as permitted by applicable Law or regulations of the United States or Canada or its provinces or territories.

HOW TO RESPOND TO THIS NOTICE OF COMPULSORY ACQUISITION

Enclosed with this Notice of Compulsory Acquisition is a Letter of Transmittal and Election Form (printed on PINK paper), which, if completed and returned in the enclosed envelope to the Depositary at the address set forth below so as to be received on or before 5:00 p.m. (Eastern time) on the Final Election Date, will constitute notice to the Offeror of your election.

You must, in any event and regardless of which alternative of (a) and (b) as set out on page 2 above you elect, send your Letter of Transmittal and Election Form and all certificates representing your Remaining Shares to the Depositary, as agent for the Offeror, at the following address on or before 5:00 p.m. (Eastern time) on the Final Election Date:

By Mail

P. O. Box 1036

Adelaide Street Postal Station

Toronto, Ontario M5C 2K4

Canada

Attention: Corporate Actions

By Registered Mail, Hand or by Courier	By Hand
B1 Level	1660 Hollis Street
320 Bay Street	Suite 406
Toronto, ON M5H 4A6	Halifax, NS B3J 1V7
Canada	Canada
Attention: Corporate Actions

Toll Free: 1-866-271-6893

International: 1-416-682-3860

E-mail: inquiries@canstockta.com

If you elect (or are deemed to elect) alternative (a) as set out on page 2 above, your Offeror Common Shares and/or a cheque in payment for your Remaining Shares will be mailed to you after receipt by the Depositary from you of: (i) the enclosed Letter of Transmittal and Election Form; and (ii) the certificate(s) representing your Remaining Shares.

5

An election to demand payment of fair value under alternative (b) as set out on page 2 above involves an application to court. Such an election may only be made by the registered holder of the Remaining Shares. Remaining Shareholders whose Remaining Shares are registered in the name of a nominee should immediately provide the enclosed Letter of Transmittal and Election Form indicating such election or other written notice of such election to the nominee for delivery by the nominee to the Depositary together with the applicable share certificate(s) or other satisfactory written evidence of the Remaining Shareholder’s ownership of such Remaining Shares or registration request in respect thereof, which the Offeror may accept in lieu of share certificates representing such Remaining Shares in its sole discretion. If you intend to elect alternative (b) as set out on page 2 above, you should consider consulting your legal advisor as to the procedure to be followed in demanding payment of the fair value of your Remaining Shares. Failure to comply strictly with such procedures may result in your being deemed to have elected the Cash and Share Alternative referred to in (a)(iii) as set out on page 2 above.

If your Letter of Transmittal and Election Form (or other written notice of demand, if applicable) is not properly completed and received by the Depositary on or before 5:00 p.m. (Eastern Time) on the Final Election Date, you will be deemed to have elected to transfer your Remaining Shares to the Offeror on the basis of the Cash and Share Alternative referred to in alternative (a)(iii) as set out on page 2 above and you will be deemed to have received such cash consideration and share consideration as consideration for the whole of each Remaining Share.

The method used to deliver the Letter of Transmittal and Election Form, any accompanying certificate(s) representing Remaining Shares and all other required documents is at the option and risk of the Remaining Shareholder depositing these documents. It is recommended that delivery be made by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is also recommended that any mailing be made sufficiently in advance to permit delivery to the Depositary so as to be received by the Final Election Date. An envelope has been enclosed for your convenience. Delivery will only be effective upon actual receipt by the Depositary.

If the certificate(s) representing your Remaining Shares have been lost or destroyed, you may contact the Depositary at the above address for information on how to obtain replacement certificates. If a certificate has been lost, destroyed, mutilated or misplaced, please ensure that you provide your telephone number so that the Depositary may contact you.

The Offeror will deposit with the Depositary, as depositary for the Compulsory Acquisition, by not later than October 30, 2014 and in trust for you in accordance with subsections 206(6) and 206(7) of the CBCA, that consideration which is required to acquire your Remaining Shares on the same terms as those on which the Offeror acquired the Common Shares of the Common Shareholders who accepted the Offer.

The foregoing is only a brief description of certain aspects of the right of Compulsory Acquisition and is qualified in its entirety by the provisions of section 206 of the CBCA and the disclosure provided in the Offer and Circular. The description is not intended to be comprehensive. Section 206 of the CBCA is complex and requires strict adherence to notice and timing provisions, failing which your rights may be lost or altered. Remaining Shareholders who wish to be better informed about those provisions of the CBCA should consult with their legal advisors.

[The Remainder of Page Intentionally Left Blank.]

6

Yours very truly,

BCE INC.

Per:	(Signed) GEORGE A. COPE

Name:	George A. Cope
Title:	President and Chief Executive Officer

7

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers.

The Registrant (“the Corporation” or “BCE”) was incorporated in 1970 and was continued under the Canada Business Corporations Act (the “CBCA”) in 1979.

The directors of the Corporation adopted on May 27, 2003 a resolution providing as follows:

Section 8 — INDEMNIFICATION OF DIRECTORS AND OFFICERS AND OTHER INDIVIDUALS —

Subject to the limitations contained in the CBCA but without limit to the right of the Corporation to indemnify any person under the CBCA or otherwise, the Corporation shall indemnify a Director or Officer, a former Director or Officer or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity if (a) such individual acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that such individual’s conduct was lawful. The Corporation shall advance moneys to the Director, Officer or other individual for the costs, charges and expenses of a proceeding referred to herein provided that the individual shall repay the moneys if the individual does not fulfill the conditions of subsection 124(3) of the CBCA.

This resolution represents, in general terms, the extent to which directors and officers may be indemnified by the Corporation under the CBCA, the governing Act to which the Corporation is subject. Except in the case of an action taken by the Corporation or of a derivative action taken by a shareholder on behalf of the Corporation, as provided below, the CBCA provides that a director or officer may be indemnified by the Corporation against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the director or officer is involved because of that association with the Corporation if (i) such individual acted honestly and in good faith with a view to the best interests of the Corporation; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that the individual’s conduct was lawful. The right of indemnification is more limited where directors or officers are sued by the Corporation or on its behalf by a shareholder. In those cases, the Corporation may, with the approval of a court, indemnify directors and officers against all costs, charges and expenses reasonably incurred by the individual in connection with such action, but not the amount of the judgment or settlement of an action, provided the individual fulfills the conditions of (i) and (ii) above. A director or officer must be indemnified for costs, charges and expenses if he was not judged by the court or other competent authority to have committed any fault or omitted to do anything that such director or officer ought to have done and fulfils the conditions of (i) and (ii) above. The Corporation may advance moneys to a director or officer for the costs, charges and expenses referred to above, provided that such director or officer shall repay the moneys if the individual does not fulfil the conditions of (i) and (ii) above.

The directors and officers of the Corporation are covered by a directors’ and officers’ liability insurance policy indemnifying, subject to its terms and conditions, against certain civil liabilities which might be incurred by them in such capacities.

In addition, each director and certain officers have entered into indemnification agreements with the Corporation generally providing for indemnification of such person for liabilities incurred in connection with his or her service as a director or officer and obliging the Corporation to maintain liability insurance to support their indemnification obligations under such agreement.

Insofar as indemnification for liabilities arising under the United States Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers or persons controlling the Corporation pursuant to the foregoing provisions, the Corporation has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Exhibits

A list of exhibits filed as part of this Registration Statement is set forth on the Exhibit Index immediately preceding such exhibits which are incorporated herein by reference.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.	Undertaking

(a)

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-8 or to transactions in said securities.

(b)

Registrant undertook, in connection with the Offer, to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of Registrant’s securities or of the subject issuer’s securities during the Offer. Registrant made no purchases of common shares of Bell Aliant during the period of the Offer except in connection with and pursuant to the terms of the Offer.

2.	Consent to Service of Process

The Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X on August 15, 2014. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this registration statement.

Exhibit Index

Number	Description

1.1*	Letter of Transmittal (for Offer).

1.2*	Notice of Guaranteed Delivery.

1.3*	Barclays Capital Canada Inc. Valuation and Fairness Opinion, dated July 22, 2014.

1.4*	Scotia Capital Inc. Fairness Opinion, dated July 22, 2014.

1.5	Letter of Transmittal (for Compulsory Acquisition).

2.1*	Support Agreement between the Registrant, Bell Aliant, and Bell Aliant Preferred Equity Inc. dated July 23, 2014.

2.2*	Lock-up Agreement between BCE and Fred Crooks, dated July 23, 2014.

2.3*	Lock-up Agreement between BCE and Robert Dexter, dated July 23, 2014.

2.4*	Lock-up Agreement between BCE and Chuck Hartlen, dated July 23, 2014.

2.5*	Lock-up Agreement between BCE and Glen LeBlanc, dated July 23, 2014.

2.6*	Lock-up Agreement between BCE and Rod MacGregor, dated July 23, 2014.

2.7*	Lock-up Agreement between BCE and Dan McKeen, dated July 23, 2014.

2.8*	Lock-up Agreement between BCE and Edward Reevey, dated July 23, 2014.

2.9*	Lock-up Agreement between BCE and Karen Sheriff, dated July 23, 2014.

2.10*	Lock-up Agreement between BCE and Louis Tanguay, dated July 23, 2014.

3.1*

The audited consolidated financial statements of BCE for the years ended December 31, 2013 and 2012 and notes and the auditor’s report in respect thereof (incorporated by reference to Exhibit 99.2 to BCE’s Form 40-F filed with the Commission on March 12, 2014 (the “Form 40-F”)).

3.2*	Management’s discussion and analysis of financial condition and results of operation of BCE for the year ended December 31, 2013 (incorporated by reference to Exhibit 99.2 of the Form 40-F).

3.3*	Annual Information Form of BCE dated March 6, 2014 for the year ended December 31, 2013 (incorporated by reference to Exhibit 99.1 of the Form 40-F).

3.4*

The notice of annual meeting and management proxy circular of BCE dated March 6, 2014, in connection with the annual meeting of BCE’s shareholders held on May 6, 2014 (incorporated by reference to Exhibit 99.1 to BCE’s Form 6-K, furnished to the Commission on March 25, 2014).

3.5*

The unaudited consolidated interim financial statements of BCE for the six months ended June 30, 2014 and 2013 and notes related thereto (incorporated by reference to Exhibit 99.1 to BCE’s Form 6-K, furnished to the Commission on August 7, 2014).

3.6*

Management’s discussion and analysis of financial condition and results of operation of BCE for the six months ended June 30, 2014 and 2013 (incorporated by reference to Exhibit 99.1 to BCE’s Form 6-K, furnished to the Commission on August 7, 2014).

4.1*	Consent of Goodmans LLP.

4.2*	Consent of Barclays Capital Canada Inc.

4.3*	Consent of Scotia Capital Inc.

4.4*	Consent of Deloitte LLP.

5.1*	Powers of Attorney.

*	Previously filed.

SIGNATURE

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this Post-Effective Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Montréal, Québec, Canada, on this 15th day of October, 2014.

BCE Inc.

By:	/s/ George A. Cope
George A. Cope
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

President and Chief Executive Officer, and Director, BCE Inc. (Principal Executive Officer)
/s/ George A. Cope
George A. Cope
October 15, 2014

Executive Vice-President and Chief Financial Officer, BCE Inc. (Principal Financial Officer)
/s/ Siim A. Vanaselja
Siim A. Vanaselja
October 15, 2014

Senior Vice-President and Controller, BCE Inc. (Principal Accounting Officer)
/s/ Thierry Chaumont
Thierry Chaumont
October 15, 2014

*	Chairman and Director
Thomas C. O’Neill October 15, 2014

*	Director
Barry K. Allen October 15, 2014

*	Director
Ronald A. Brenneman October 15, 2014

*	Director
Sophie Brochu October 15, 2014

*	Director
Robert E. Brown October 15, 2014

*	Director
David F. Denison October 15, 2014

*	Director
Ian Greenberg October 15, 2014

*	Director
Robert C. Simmonds October 15, 2014

*	Director
Carole Taylor October 15, 2014

*	Director
Paul R. Weiss October 15, 2014

*	/s/ Paul Stinis
Paul Stinis Attorney-in-fact for the persons indicated October 15, 2014

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this Post-Effective Amendment No. 2 to Registration Statement, solely in the capacity of the duly authorized representative of BCE Inc. in the United States, in the City of Newark, State of Delaware on this 15th day of October, 2014.

Puglisi & Associates		Authorized Representative
in the United States
By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director